EXHIBIT 1

For Immediate Release	Contact: Sonia Ross (403) 295-4532

NovAtel Inc. Withdraws Previously Announced Financing

(Calgary, Alberta, Canada, May 26, 2004) - NovAtel Inc. (Nasdaq:NGPS) announced today that, as a result of market conditions, it will not proceed with its planned offering of CDN$50,000,000 of common shares in a public offering in Canada and a private placement in the United States.

“While we were encouraged by the response to our offering, we do not believe that the current market conditions are conducive to continuing with the offering at this time,” stated Jon Ladd, President and CEO of NovAtel.

NovAtel Inc. is a leading provider of high-precision positioning components and sub-systems used in a variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries.

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